SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Offers More Pricing Options, New Fare Categories

More flexible and attractive prices for corporate clients

São Paulo, April 7, 2009 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost airline, is reinforcing its policy of simplifying access to air travel in Brazil and South America. Beginning tomorrow, the Company will offer new fare options for tickets booked online in an effort to meet different passengers’ needs, in terms of price, the pre-flight booking period, rescheduling flights and participation in the SMILES loyalty program.

Passengers on domestic flights will be able to choose from the following four fare classes when purchasing their tickets on-line (www.voegol.com.br):

Free	Flexible	Scheduled	Promotional
Freedom to reschedule a flight at no extra charge	For passengers who need flexibility, but want to save money	Minimum stop-over at destination	Exceptionally low rates under certain conditions
Grants 50 percent more miles for the SMILES program	Grants 25 percent more miles for the SMILES program	Lower fares for advanced on-line booking

For example, choosing the “Free” rate eliminates the extra fee typically required when passengers change their reservation time on the date of their flight, a particularly beneficial option for corporate clients.

For international flights, the “Comfort” category, which offers passengers specialized services on VARIG’s international flights, is available in addition to the Free, Scheduled, and Promotional. These services include access to SMILES’ VIP airport lounges; priority check-in, boarding and landing; higher baggage weight limits; greater leg room and increased onboard privacy; a 50 percent mileage bonus for SMILES program participants; and a wider range of on-board meal and in-flight entertainment options.

“Launching these new fare categories is in line with our mission to expand price options for the many different types of passengers that fly GOL,” said Tarcisio Gargioni, GOL’s vice president, marketing and services. “Through these options, we can meet the unique needs of more of our diverse customer base.”

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CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost airline, offers nearly 800 daily flights to 49 destinations connecting the most important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable aircraft of its class that provides high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.
Ph.: +55 (11) 2128-4946
E-mail: ri@golnaweb.com.br
Webite: www.voegol.com.br/ir

Corporate Communication
Ph.: +55 (11) 2128-4413
comcorp@golnaweb.com.br

Media – Brazil
FSB Comunicações
Érica Arruda
Ph.: +55 (11) 2128-4420	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disc losure documents and are, therefore subject to change without prior notice.
erica.arruda@fsb.com.br

Media – U.S. and Europe
Edelman
Meaghan Smith and Noelle Dean
Ph.: +1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.